DAIWA CORPORATE ADVISORY LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANICAL CONDITION AS OF MARCH 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-66273


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING __4/1/2019__ AND ENDING __3/31/2020__
                                            MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER: **DAIWA CORPORATE ADVISORY LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
605 Third Ave, 11ᵗʰ Floor
                          (No. and street)

New York   **NY**   **10171**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Pacitto   **(212) 904-9488**
                                            (Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                    (Name – if individual, state last, first, middle name)

345 Park Avenue   **New York**   **NY**   **10154**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DAIWA CORPORATE ADVISORY LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒		Report of Registered Independent Public Accounting Firm.
☒	(a)	Facing Page.
☒	(b)	Statement of Financial Condition.
☐	(c)	Statement of Operations.
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Member's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☒		Notes to Financial Statements.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
☐	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
☒	(l)	An Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report (filed separately).
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (not applicable)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Peter Pacitto affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Daiwa Corporate Advisory LLC (the "Company") as of and for the twelve months ended March 31, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____

Peter Pacitto
Chief Administrative Officer

Subscribed to before me this
1st day of June, 2020.


Report of Independent Registered Public Accounting Firm

To the Member and Operating Committee
Daiwa Corporate Advisory LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Corporate Advisory LLC (the Company) as of March 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2019.

New York, New York
June 1, 2020

DAIWA CORPORATE ADVISORY LLC
Statement of Financial Condition
March 31, 2020

ASSETS

Cash and cash equivalents	27,582,772
Security deposits	775,993
Accounts receivable, net of allowance of $0	5,639,406
Property and equipment, net of accumulated depreciation of $750,307	983,422
Deferred taxes	6,689,968
Current taxes receivable	5,710,646
Goodwill	29,146,581
Lease right of use assets	10,035,519
Prepaid and other assets	796,430
Total assets	**87,360,737**

LIABILITES AND MEMBER'S CAPITAL

LIABILITES

Accounts payable	459,586
Accrued expenses	11,809,405
Deferred Income	799,316
Lease liabilities	12,254,153
Total liabilities	**25,322,460**

MEMBER'S CAPITAL

Common stock	75
Additional paid-in capital	99,029,213
Accumulated earnings (deficit)	(36,991,011)
MEMBER'S CAPITAL	62,038,277
Total liabilities and member's capital	**87,360,737**

See accompanying notes to statement of financial condition

(Continued)

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

1. **ORGANIZATION**

Daiwa Corporate Advisory LLC (the "Company"), formerly known as DCS Advisory LLC, is a Delaware limited liability company and provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company maintains offices in the United States located in New York, California, Washington DC and Illinois.

The Company is a wholly-owned subsidiary of Daiwa Corporate Advisory Holdings Inc. ("Holdings), which is a wholly-owned subsidiary of Daiwa Capital Markets Americas Holdings Inc. ("Daiwa") as a result of the completion of an acquisition. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

During fiscal 2020, the Company identified an immaterial adjustment to its prior period financial statements related to the tax accounting for deferred compensation awards payable to certain employees. To correct the error, the Company recorded a $3,725,879 deferred tax asset and a corresponding increase to opening member's capital. The error decreased the net loss of $23,131,331 by $3,725,879 for the year-ended March 31, 2019.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

(Continued)

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held at two major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. It is the Company's policy to review all receivables greater than 90 days and record an allowance, if necessary. Once we consider the receivable uncollectible based on credit worthiness of the client, we charge-off the allowance. The allowance recorded in the statement of financial condition is as follows:

Allowance for Doubtful accounts

Balance, March 31, 2019	$ -
Write-off of bad debt	-
Additional provision	-
Balance, March 31, 2020	-

Property and Equipment - Property and equipment consists of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of such improvements or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired and no such indicators were identified during the current year.

Leases - The Company's operating leases, where the Company is a lessee, include real estate, such as office space, and various types of office equipment. These leases have a weighted average remaining lease term of approximately eight years as of March 31, 2020. The operating lease ROU asset and lease liability were approximately $10 million and $12 million, respectively, as of March 31, 2020. The Company recognizes fixed lease costs on a straight-line basis throughout the lease term in the Statement of Operations. In addition, variable lease costs are recognized in the period in which the obligation for those payments is incurred.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

Goodwill and Other Intangible Assets – The Company does not amortize goodwill, but tests it annually for impairment, or sooner when circumstances indicate an impairment may exist, using a quantitative approach. The Company may elect to perform a qualitative assessment. The Company performed a Step 1 analysis according to ASC 350 to determine whether the fair value of the reporting unit is less than its carrying amount. Intangible assets with definite useful lives are amortized over their useful lives to their residual values.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and certain combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized are classified as income tax expense.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

Recent Accounting Pronouncements

Financial Instruments Credit Impairment - In June 2016, the FASB issued an ASU that significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The ASU requires entities to estimate and recognize an allowance for lifetime expected credit losses for loans, off-balance sheet credit exposures and certain other financial assets measured at amortized cost. The ASU allows for certain practical expedients to be elected in the measurement of expected credit losses, including financial assets secured by collateral that is subject to collateral maintenance provisions. Additionally, existing disclosures will also be revised under the ASU. The ASU is effective for all annual and interim periods beginning January 1, 2020 and is required to be applied by recording a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective.

Leases - In February 2016, the FASB issued ASU 2016-2, Leases (Topic 842), which amended the guidance on accounting for leases. The FASB issued this update to increase transparency and comparability among organizations. This update requires recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted Topic 842 on April 1, 2019, using the modified retrospective method of transition. The Company did not have cumulative-effect adjustment as of the date of adoption.

This standard resulted in a gross-up on our statement of financial condition due to the recognition of new Right of Use (ROU) assets and lease liabilities on our consolidated balance sheet for real estate and equipment operating leases. As part of our implementation process, we have assessed our lease arrangements and evaluated practical expedient and accounting policy elections to meet the reporting requirements of this standard. We also evaluated the changes in controls and processes that are necessary to implement the new standard. We elected to apply the package of practical expedients on adoption. Consequently, on adoption, we recognized additional operating liabilities, and the related operating lease ROU assets which may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives. The lease payments are discounted using a rate determined in the year the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company uses an incremental borrowing rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The majority of this balance is for office space. The Company does not separate lease and non-lease components of contracts for office space leases.

There have been no additional accounting pronouncements issued that are expected to have or could have a material impact on our financial position.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

3. **GOODWILL**

The changes in the carrying amount of goodwill for the year ended March 31, 2020 are as follows

Balance as of March 31, 2019	$	29,146,581
Accumulated impairment losses		-
Balance as of March 31, 2020	$	29,146,581

4. **SECURITY DEPOSITS**

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided a cash deposit or fully cash collateralized letter of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at March 31, 2020 were $775,993. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

5. **PROPERTY AND EQUIPMENT**

As of March 31, 2020, property and equipment consist of the following:

Furniture and fixtures	$	101,185
Computer and software		465,424
Leasehold improvements		1,167,120
		1,733,729
Less: Accumulated depreciation and amortization		(750,307)
Property and equipment, net	$	983,422

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

6. **ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

As of March 31, 2020, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$	11,798,073
Accrued professional fees		432,988
Others		37,930
	$	12,268,991

7. **RELATED PARTY TRANSACTIONS**

The Company entered a Business Alliance with DSCM and its related parties. The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients.

In 2017, DCMAH acquired Signal Hill Holdings and Sagent Holdings Inc which were subsequently merged to form the Company. In connection with the acquisitions, a portion of the merger consideration will be paid in installments to employees of the Company, and retention bonuses will be paid to key employees of the Company, subject to their remaining employed by the Company. These merger-related payments are being accrued by the Company and contributed to the Company by Daiwa. Future accruals are estimated to total approximately $3,500,000.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

The statement of financial condition impacts of related party transactions are as follows:

Accounts Receivable - As of March 31, 2020, accounts receivable included $2,410,297 due from related parties. A portion of this receivable related to client billing arrangements as a result of the collaboration with the Daiwa Parties.

8. **LEASES**

Operating Leases - The Company leases both long-term and short-term office space at various locations in the United States pursuant to operating leases expiring at various times through December 2028.

As of March 31, 2020, the future minimum payments under these operating leases are as follows:

	Lease payments
FYE 3/31/21	$ 2,318,653
FYE 3/31/22	1,749,903
FYE 3/31/23	1,568,843
FYE 3/31/24	1,453,768
FYE 3/31/25	1,508,500
Thereafter	5,652,820
Total future lease payments	**14,252,487**
Less imputed interest (based on weighted-average discount rate of 3.82%)	1,998,334
Lease liability	$ 12,254,153

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at March 31, 2020.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

9. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At March 31, 2020, cash and cash equivalents amount to $27,582,772, are maintained with a major commercial bank in the United States and are classified as level 1. There were no financial instruments reported at fair value classified as level 2 or level 3 as of March 31, 2020.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

10. INCOME TAXES

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2020 are as follows:

Deferred tax assets:		
Goodwill	$	3,574,506
Lease liabilities		2,871,937
Bonus - deferred compensation		1,425,049
AMT credit and net operating loss carryforward		876,072
Mandates and pipeline		786,768
Accrued expenses		95,065
Deferred revenue		2,693
Total gross deferred tax assets		9,632,090
Valuation allowance		(112,676)
Deferred tax assets, net of valuation allowance		9,519,414
Deferred tax liabilities:		
ROU assets		(2,358,897)
Stock rights clawback		(420,081)
Depreciation		(50,468)
Gross deferred tax liabilities		(2,829,446)
Total deferred tax assets	$	6,689,968

The valuation allowance represents the portion of the Company's deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. Management believes that the realization of the net deferred tax asset of $6,689,968 at March 31, 2020 is more likely than not based on expectations of future taxable income.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

At March 31, 2020 the Company had Net Operating Loss Carryforwards (NOL's) of $112,676 in states in which the Company no longer has a tax filing obligation. Management believes there is only a remote probability that new customers will be engaged in these particular states. Therefore, the Company has recorded a full valuation allowance on the state NOL's in jurisdictions where the Company no longer has a filing. Since March 31, 2019 the valuation allowance has increased by $54,339.

Income taxes receivable from affiliates of $5,710,646 are included in Tax receivable on the Statement of Financial Condition as of March 31, 2020.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2017 and later
New York State	March 31, 2016 and later
New York City	March 31, 2016 and later

As of March 31, 2020, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

11. **CONCENTRATIONS**

Major Clients

For the twelve months ended March 31, 2020, five clients represented in the aggregate approximately 32% of the Company's total revenues, excluding interest income and other income. At March 31, 2020, the accounts receivable balance was $5,639,406, one client represented 41% of the Company receivable balance.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

DAIWA CORPORATE ADVISORY LLC
Notes to Statement of Financial Condition
March 31, 2020

12. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At March 31, 2020 the Company had net capital of $12,295,042, which was in excess of its statutory requirement by $12,045,042.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through June 1, 2020, the date at which the statement of financial condition was available to be issued and determined that there are no other items to recognize or disclose. The spread of COVID-19 has had a significant impact on the global economy and while it is reasonably possible that the virus could have an effect on Company's operations, the specific impact is not readily determinable as of the date of these statement of financial statements. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.